OPPENHEIMER HOLDINGS INC.

SUITE 1110  P.O. BOX 2015

20 EGLINTON AVENUE WEST

TORONTO ON CANADA M4R 1K8

November 2, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Attn: John Cash, Branch Chief

Dear Sirs;

We are in receipt of a comment letter from the United States Securities and Exchange Commission (“SEC”), Division of Corporate Finance dated September 13, 2007 with respect to Oppenheimer Holdings Inc.’s ( the “Company”)  Annual Report on Form 10-K for the fiscal year ended December 31, 2006  and its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007. The Company’s responses follow the numbered points in the comment letter.

Form 10-K for the period ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates.

Loans and Allowances for Doubtful Accounts, page 30

1. We note that customer receivables are stated net of allowance for doubtful accounts; however, it is not clear from your disclosure what factors you use to determine the amount of the allowance. Please enhance this disclosure to clearly identify these factors so your reader can understand what could impact this calculation. Additionally, please include a roll forward of your allowance in future filings as required by Rule 5-04 of Regulation S-X.

Response:

The amount of the allowance for doubtful accounts at December 31, 2006 was $664.9 thousand against customer receivables (gross) of $980 million (less than a tenth of 1%). The method of calculation was disclosed in the paragraph cited above. The Company’s calculated allowance is the total of the unsecured and partly secured customer accounts receivable at a period end. Due to the immateriality of the allowance and provision expense on the balance sheet and in the income statement, respectively, the Company proposes to provide the disclosure of both the amount and the method of calculation of the allowance in future filings.

If the allowance becomes material, the Company will provide a roll-forward of the allowance in future filings, as required by Rule 5-04 of Regulation S-X.

Results of Operations, page 40

2. We note your analysis of revenues for 2006 compared to 2005. Please revise future filings to provide better insight by quantifying the underlying reasons for changes in each of your segments. To the extent that multiple factors contribute to the changes in one or more of these customer groups, you should quantify the impact of each factor, where possible. For example, on page 41, your current disclosure states that interest increased due to higher interest rates, increase in stock loan activity and higher debt carrying costs; however, it is unclear how much each of these factors contributed to the total change in revenues. We remind you that one of the primary objectives of MD&A is to provide your readers with information about the quality and potential viability of your earnings and cash flows, so that your readers can ascertain the likelihood that past performance is indicative of future performance. We also remind you that you must disclose known material trends and uncertainties to provide your readers with a view of your company through the eyes of management. Refer to Item 303(a)(3)(iii) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Response:

The Company will provide better insight by quantifying the underlying reasons for material changes in each of its segments in future filings. The Company notes the requirement to disclose material trends and uncertainties that have been identified by management so that this information is shared with readers of the Company’s reports.

Regulatory Environment, page 34

3. We note that you have set aside reserves that you believe should address your financial exposure with respect to the matters relating to market timing activities brought by the NYSE. Tell us and in future filings please disclose the reasonable possible additional range of loss, if any, relating to the litigation and the amount of your reserve.

Response:

No complaint against the Company’s main operating subsidiary, Oppenheimer & Co. Inc. (“Oppenheimer”) has been brought by FINRA.  However, the Company has been in extended discussions with FINRA regarding this matter in an attempt to reach a resolution.    To the extent that the Company can not reach an amicable resolution with FINRA on this matter, the Company will review its public disclosure for future filings with a view towards supplementing its existing disclosure where appropriate.

4. We note that the NASD has issued a disciplinary complaint regarding the breakpoint survey and you have indicated that this complaint represents the initiation of a formal proceeding by the NASD in which the allegations have not been heard or determined and does not represent a decision as to any of the allegations contained in the complaint. Please disclose in future filings, if material, the potential loss or range of loss or why you are unable to do so. Also, if applicable, please indicate the amount of any reserve  you may have recorded for this action.

Response:

On October 30, 2007, the Financial Industry Regulatory Authority (“FINRA”) issued an order (the “Settlement Order”) accepting a settlement of the previously reported disciplinary proceeding brought against the Company’s main operating subsidiary Oppenheimer & Co. Inc. (“Oppenheimer”) and Oppenheimer’s Chairman and CEO Albert G. Lowenthal.  The disciplinary proceeding related to issues associated with Oppenheimer’s response to an industry-wide mutual fund breakpoint survey.  Pursuant to the Settlement Order, all charges brought against Mr. Lowenthal were dismissed in their entirety.

In addition, pursuant to the Settlement Order, Oppenheimer, without admitting or denying the allegations of the Complaint agreed to a censure, the payment of a fine in the amount of  $1 million  and agreed to undertake (i) to engage an independent consultant to evaluate its policies, systems and procedures for responding to information requests from regulators and  (ii) to conduct and report the results of internal audits of its processes for intake, assignment and responses to regulatory inquiries to FINRA quarterly for the next six quarters.

As previously reported, the Company had set aside sufficient amounts to fully reserve for this matter.

In connection with this matter, the Company filed a Current Report on Form 8–K on October 30, 2007.  The Company will update its future filings regarding this matter where appropriate.

Item 9A. Controls and Procedures, page 93

5. We note that your “management, including [your] Chief Executive Officer and [your] Principal Financial Officer, concluded that [your] disclosure controls and procedures were effective in timely alerting management,” …”of material information about the Company required to be included in periodic SEC filings.”  Please confirm to us, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that the information required to be disclosed by you in reports that you file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Refer to Exchange Act Rule 15d-15(e).

Response:

The Company confirms that its management, including its Chief Executive Officer and its Principal Financial Officer concluded that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in its reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Further, the Company will include the above statement in future filings, including its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, as applicable.

Form 10-Q for the quarter ended June 30, 2007

Regulatory Environment, page 27

6. We note that on April 16, 2007 you received an invitation from the NYSE to make a “Wells Submission” with respect to your activities as a broker-dealer and as a clearing firm in connection with your supervision of your securities lending activities including, but not limited to, failing to detect and prevent stock loan personnel from engaging in business dealing with finders in violation of your policy and that any disciplinary proceeding brought against you in relation to that could result in financial penalties. Please disclose in future filings your potential range of loss or tell us why you are unable to do so. Also, if applicable, please indicate the amount of any reserve you may have recorded for this action.

Response:

Oppenheimer has engaged in discussions with FINRA  with respect to its activities as a broker-dealer and as a clearing firm in connection with the supervision of its securities lending activities. The FINRA investigation of these matters is industry-wide. No charges have been filed against the Company. To the extent that the Company cannot reach an amicable resolution with FINRA on this matter, the Company will review its public disclosure for future filings with a view towards supplementing its existing disclosure where appropriate.

The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC; SEC staff comments or changes in disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours truly,

Oppenheimer Holdings Inc.

“E.K. Roberts”

E.K. Roberts,

President and Treasurer

(Chief Financial Officer)

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